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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.  [X]                Form 40-F.   [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes. [ ]                       No.  [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on May 30, 2005
published in two local newspapers in Hong Kong its announcement, in English and Chinese, on the supplemental notice of the 2004 Annual General Meeting. A copy of the English Announcement is included in this Form 6-K of the Company.



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         [LOGO]                 [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                               (STOCK CODE: 1055)

             SUPPLEMENTAL NOTICE OF THE 2004 ANNUAL GENERAL MEETING

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the annual general meeting (the "AGM") of China Southern Airlines Company Limited (the "Company") for the year ended 31 December, 2004, which will be held as originally scheduled at 9:00 a.m., on 15 June, 2005 at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China, will consider and approve the following resolutions in addition to the resolutions set out in the previous notice dated 28 April, 2005 of the AGM:

I.   TO EXAMINE AND APPROVE THE FOLLOWING RESOLUTIONS AS ORDINARY RESOLUTIONS:

     9. "THAT the entering into of the aircraft acquisition agreement dated 21 April, 2005 (the "Airbus Aircraft Acquisition Agreement"), a copy of which has been produced to this meeting marked "A" and initialed by the Chairman of this meeting for the purpose of identification, between Airbus SNC as the vendor, Southern Airlines (Group) Import and Export Trading Company as the import agent and the Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

     10. "THAT the entering into of the aircraft acquisition agreement dated 29 April, 2005 (the "Boeing Aircraft Acquisition Agreement"), a copy of which has been produced to this meeting marked "B" and initialed by the Chairman of this meeting for the purpose of identification, between Xiamen Airlines Company Limited and the Company as purchasers and The Boeing Company as the vendor, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

II.  TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS AS SPECIAL RESOLUTIONS:

     2. Proposal by Space Dragon Limited, Choicewell Limited and China Asset Management Co., Ltd., being the shareholders of the Company, to amend the Articles of Association of the Company as set out below:

          The original Article 97 of the "Articles of Association" shall be followed by the following new provisions:

          "ARTICLE 98 The opinions of the public shareholders shall be well represented in the election of the directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the general meetings by prompting the accumulative voting system.

          The accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

          ARTICLE 99 Differential voting shall be applied upon election of the Directors and Supervisors in accordance with the accumulative voting system. The number of nominees shall be more than the proposed number of Directors and Supervisors.

          ARTICLE 100 The Board of Directors and the Supervisory Committee shall consult the opinion of the top ten shareholders in writing prior to determination of the elected Directors and Supervisors.

          ARTICLE 101 Subsequent to the issue by the Company of the Notice of General Meeting regarding election of the Directors and Supervisors, candidates may be nominated before the date of the General Meeting by the shareholders holding individually or in aggregate more than 1% of the voting shares of the Company, and the proposal may be submitted by the Board of Directors to the General Meeting for approval after verification in accordance with the procedures for amendment of proposals at the General Meeting.

          ARTICLE 102 The independent directors shall be elected separately from other members of the Board of Directors in accordance with the accumulative voting system."


                                                           By Order of the Board
                                                                 SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
27 May, 2005

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive directors.

Note:

1. Please refer to the notice dated 28 April, 2005 of the AGM of the Company for details in respect of other resolutions to be passed at the AGM, eligibility of attendance, registration procedures, proxy and other relevant matters.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By             /s/   Su Liang
                                             -----------------------------------
                                               Name:  Su Liang
                                               Title: Company Secretary


Date: May 31, 2005